CURVATURE SECURITIES, LLC

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2016

1. Customers' fully paid securities and excess margin securities not in the
   possession or control of the Company as of December 31, 2016
   (for which instructions to reduce to possession or control had been
   issued as of the audit date but for which the required action was
   not taken by the Company within the time frames specified
   under Rule 15c3-3:

   A. Market value $ -

   B. Number of items   -

2. Customers' fully paid securities in cash accounts and excess
   margin securities (for which instructions to reduce to possession
   or control had not been issued as of December 31, 2016, excluding
   items in possession or control and items arising from "temporary lags
   which result from normal business operation" as permitted under
   Rule 15c3-3:

   A. Market value $ -

   B. Number of items   -

There are no material differences between the amounts presented above and the amounts
as reported in the Company Part II of Form X-17A-5 as of December 31, 2016